UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2020

(Commission File No. 001-39431)

Freeline Therapeutics Holdings plc
(Exact name of registrant as specified in its charter)

Stevenage Bioscience Catalyst

Gunnels Wood Road

Stevenage, Hertfordshire 2G1 2FX

United Kingdom

+44 (0)1438 906870

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Freeline Therapeutics, Inc.

c/o Corporation Service Company

Corporation Trust Center

1209 Orange Street

Wilmington, DE 19808

(302) 636-5401

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

EXHIBIT INDEX

Exhibit	Description

99.1	Press release dated November 2, 2020

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

FREELINE THERAPEUTICS HOLDINGS PLC

By:	/s/ Brian Silver
	Name:	Brian Silver
	Title:	Chief Financial Officer

Date: November 2, 2020